OBERLIN FINANCIAL INTERNATIONAL, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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hours per response: 12

SEC FILE NUMBER
8-70110

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Oberlin Financial International, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

208 North Lynn Street

(No. and Street)

Bryan   **OH**   **43506**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cliff Oberlin   **419-636-1141**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Co

(Name – if individual, state last, first, and middle name)

1 East Fourth St. - Suite 1200   **Cincinnati**   **OH**   **45202**

(Address)   (City)   (State)   (Zip Code)

October 22, 2003   **539**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Clifford Oberlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oberlin financial International, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL
KAREN VACULIK
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 09-01-2024

Karen Vaculik

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OBERLIN FINANCIAL INTERNATIONAL, LLC

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oberlin Financial International, LLC
Bryan, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberlin Financial International, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oberlin Financial International, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Oberlin Financial International, LLC's management. Our responsibility is to express an opinion on Oberlin Financial International, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oberlin Financial International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I on page 10 has been subjected to audit procedures performed in conjunction with the audit of Oberlin Financial International, LLC's financial statements. The supplemental information is the responsibility of Oberlin Financial International, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as Oberlin Financial International, LLC's auditor since 2019.

Cincinnati, Ohio
March 27, 2023

OBERLIN FINANCIAL INTERNATIONAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	11,048
Commissions receivable		2,418
Prepaid expenses		4,880
TOTAL ASSETS	**$**	**18,346**

LIABILITIES AND MEMBER'S EQUITY

	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		18,346
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**18,346**

The accompanying notes are an integral part of these financial statements.

OBERLIN FINANCIAL INTERNATIONAL, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2022

REVENUES		
Fee income	$	1,659,960
Commission income		417,331
TOTAL REVENUES		2,077,291
EXPENSES		
Commissions		2,042,200
Professional Fees		22,050
Other general and administrative expenses		19,551
TOTAL EXPENSES		2,083,801
NET LOSS	$	(6,510)

The accompanying notes are an integral part of these financial statements.

OBERLIN FINANCIAL INTERNATIONAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2022

Balance, as of January 1, 2022	$	24,856
Net Loss		(6,510)
Balance, December 31, 2022	**$**	**18,346**

The accompanying notes are an integral part of these financial statements.

OBERLIN FINANCIAL INTERNATIONAL, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,510)
Adjustments to reconcile net loss to net cash provided by (used by) operating activities:		
Changes in operating assets and liabilities		
Decrease in accounts receivable		16,087
Increase in prepaid expenses		(4,880)
Cash flow provided by operating activities		4,697
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		4,697
Cash - beginning of year		6,351
Cash - end of year	$	11,048

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

Business and Organization
Oberlin Financial International, LLC, (the "Company") is an Ohio limited liability company formed in December of 2017 and it was approved by the Financial Industry Regulatory Authority ("FINRA") in February 2019.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of FINRA, and Securities Investor Protection Corporation ("SIPC") and is authorized to sell variable life insurances or annuities, to offer private placements of securities and to engage into investment advisory services and mergers and acquisitions. The Company acts primarily as an investment banking consultant.

The Company's operations are in Bryan, Ohio, with a branch in Miami, Florida.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectable. Commissions receivable at January 1, 2022 totaled $18,505.

Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Revenue Recognition
The Company recognizes revenue in manner that depicts the transfer of services to customers in amounts that reflect the consideration the Company expects to receive for those services. The Company applies the following five steps in determining the amount of revenues recognized: (i) identify the contract; (ii) identify the performance obligation in the contract; (iii) determine the

Note 2 – Summary of Significant Accounting Policies (continued)

transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled in exchange for those services.

The Company provides investment banking services that comprise consulting and advisory services in accordance with the terms of the contract with the client. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether the constrains on variable consideration should be applied due to uncertain future events.

Services are performed over time in accordance with engagement letters that describe out the services, terms and conditions, such as delivering investor materials to the client and soliciting potential investors. Based on the output method, revenue is recognized over time when performance obligations are satisfied based on the defined services of the contract such as preparing reports and delivering information for the simultaneous use and benefit of the client on an ongoing basis for the duration of the contract, or when services have been completed. Services income totaled $1,659,960 for the year ended December 31, 2022.

The Company may also receive success fees based on the value of a completed transaction of the raising of capital or debt. Such fees are recognized at a point in time when the raising of funds has been completed and the amount of the variable fees are known. No success fees were recognized in 2022.

The Company offers its clients the ability to purchase variable annuities and life insurance products and generates two types of commission income from such activity. Sales based commissions are recognized on the funding date and trailing commissions are recognized over time as earned. Sales based commissions are based on a percentage of the initial premium purchased and totaled $336,654 for the year ended December 31, 2022. Trailing commissions are generally based on a percentage of current market value of clients' trail eligible assets, and are recognized over the period during which services, such as ongoing support, are performed and totaled $80,677 for the year ended December 31, 2022. As trailing commissions are based on the market value of clients' holdings, this variable consideration is constrained until the market value is determinable. Revenue recognized at point in time totaled $336,654 and revenue recognized over time totaled $1,740,637.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is taxed as a partnership under provisions of the Internal Revenue Code. Under those provisions, the income or loss of the Company is included in the personal tax return of its individual owner. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. As of December 31, 2022, the Company did not have any uncertain tax positions and therefore no liability for uncertain tax positions has been recorded.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $5,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2022, the Company's "Net Capital" was $11,048, which exceeded the minimum capital requirement of $5,000 by $6,048 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.

Note 4 – Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 in accordance with SEC Release No. 34-70073, the Company limits its business activity exclusively to selling variable life insurance or annuities, offering private placements of securities, and offering investment advisory services and mergers and acquisitions, and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold fonds or securities for, or owe money or securities to, customers.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with the owner and an affiliated entity. The Company receives management and administrative services representing an allocable share of utilities, office equipment, various supplies and employee's salary. For the year ended the Company incurred $2,400 of operating expenses and is reflected in other general and administrative expenses in the statement of operations.

Note 6 – Commitments and contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial statements.

Note 7 – Subsequent Events

In accordance with ASC 855, *Subsequent Event,* the Company has evaluated subsequent events and transactions for potential recognition or disclosure through March 27, 2023, which is the date the financial statements were available to be issued, and determined that there were not any significant items affecting the accompanying financial statements or requiring disclosure.

OBERLIN FINANCIAL INTERNATIONAL, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
December 31, 2022

CREDITS		
Member's Equity	$	18,346
DEBITS		
Accounts receivable		2,418
Prepaid expenses		4,880
NET CAPITAL		**11,048**
MINIMUM NET CAPITAL REQUIREMENT - Greater of $5,000 or		
6 2/3% of Aggregate Indebtedness of $0		5,000
EXCESS NET CAPITAL	**$**	**6,048**
Ratio of Aggregate Indebtedness to Net Capital (Maximum 1500%)		0.00%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	-
Total Aggregate Indebtedness	$	-

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oberlin Financial International, LLC
Bryan, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oberlin Financial International, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) selling variable life insurance or annuities; (2) offering private placements of securities; (3) engaging in investment advisory services; and (4) mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oberlin Financial International, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oberlin Financial International, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 27, 2023

OBERLIN FINANCIAL INTERNATIONAL, LLC
EXEMPTION REPORT

Oberlin Financial International, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (I) sell variable life insurances or annuities; (2) offer private placements of securities; (3) engage into investment advisory services and mergers and acquisitions, and the Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oberlin Financial International, LLC

I, Earl Clifford Oberlin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Clifford Oberlin
CEO

March 27, 2023